                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended March 31, 2000

                              TOWNPAGESNET.COM PLC
                             11 MARKET SQUARE, ALTON
                             HAMPSHIRE, GU34 1HD, UK

                              (011) 44 1420 543 468

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           FORM 20-F |X| FORM 40-F |_|

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :

                                     N/A

                              Page 1 of 20 Pages

                        Exhibit Index Appears on Page 19

                              TOWNPAGESNET.COM PLC


                                TABLE OF CONTENTS

                                                                                     PAGE
                                                                                     ----
Part I FINANCIAL INFORMATION

       Item 1  Condensed Consolidated Financial Statements (Unaudited)                3-5
               Condensed Consolidated Balance Sheets March 31, 2000 and
               December 31, 1999................................................        3
               Condensed Consolidated Statements of Operations
               Three Months ended March 31, 2000 and 1999.......................        4
               Condensed Consolidated Statement of Cash Flows Three Months ended
               March 31, 2000 and 1999..........................................        5
               Notes to Condensed Consolidated Financial Statements.............     6-10

       Item 2  Management's Discussion and Analysis of Financial Condition
               and Results of Operations........................................     8-11

       Item 3  Quantitative and Qualitative Disclosures about Market Risk.......    12-17

Part II     OTHER INFORMATION

       Item 1  Legal Proceedings................................................       18
       Item 2  Changes in Securities and Use of Proceeds........................       18
       Item 3  Defaults Upon Senior Securities..................................       18
       Item 4  Submission of Matters to a Vote of Security Holders..............       18
       Item 5  Other Information................................................       19
       Item 6  Exhibits and Reports on Form 6-K.................................       19
       Exhibit Index............................................................       19
       Signatures...............................................................       20

                              TOWNPAGESNET.COM PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                       DECEMBER 31,                MARCH 31,           MARCH 31,
                                                                          1999                       2000                2000
                                                                           (1)                    unaudited            unaudited
                                                                            Amounts in pounds sterling                Amounts in
                                                                                                                      US dollars
                                                                                                                        (Note 1)
ASSETS:
CURRENT ASSETS:
                                                             pound                        pound
 Cash and cash equivalents                                   sterling     647,035         sterling     220,611       $    351,257
 Accounts receivable                                                    5,355,865                    3,296,992          5,249,474
 Receivable from related party                                          5,542,477                    5,422,329          8,633,433
 Other receivables                                                        274,225                      861,513          1,371,701
 Loan receivable                                                        1,522,000                    1,537,000          2,447,211
 Prepaid expenses                                                         127,116                      273,129            434,876
 Other Current Assets                                                     215,500                      409,393            651,836
 Total current assets                                                  13,684,218                   12,020,967         19,139,788

Equipment and fixtures
 Motor Vehicles                                                           169,025                      160,163            255,012
 Computer equipment                                                     1,160,328                    1,407,615          2,241,205
 Furniture and fixtures                                                   249,436                      381,417            607,292
 Equipment                                                              1,932,077                    2,065,554          3,288,775
                                                                        3,510,866                    4,014,749          6,392,284
 Less: Accumulated depreciation                                         1,105,333                    1,335,026          2,125,628
                                                                        2,405,533                    2,679,723          4,266,656
Intangible assets, net of accumulated amortization of
pound sterling 1,518,665 ($2,418,018)                                  12,771,196                   12,104,340         19,272,530
                                                             pound                        pound
                                                             sterling  28,860,947         sterling  26,805,030       $ 42,678,974
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:                                         pound                        pound
 Bank overdraft                                              sterling     299,749         sterling     201,861       $    321,403
 Accounts payable                                                       2,638,837                    1,851,746          2,948,355
 Accrued expenses and other liabilities                                   767,379                      481,131            766,057
 Accrued interest                                                            --                           --                 --
 Taxes and social security payable                                        448,177                      918,539          1,462,498
 Deferred income                                                        3,431,866                    3,993,191          6,357,959
 Current portion of obligations under capital lease                       139,414                      639,191          1,017,720
 Amounts payable under Web site design agreements                       1,284,821                    1,217,358          1,938,277
 Debenture loans from stockholder                                            --                           --                 --
 Total current liabilities:                                             9,010,243                    9,303,017         14,812,269

Deferred income, long term portion                                        994,073                    1,006,664          1,602,811
Long term portion of obligations under capital lease                      102,849                       96,684            153,940
Minority interests                                                         96,734                      122,516            195,070



STOCKHOLDERS EQUITY
   Preferred stock                                                        850,000                      850,000          1,353,370
   Ordinary shares                                                         95,840                       95,840            152,596
   Additional paid-in capital                                          21,183,537                   21,183,537         33,728,428
   Accumulated deficit                                                 (3,472,329)                  (5,853,228)        (9,319,510)
 Total shareholders' equity                                            18,657,048                   16,276,149         25,914,884
                                                             pound                        pound
                                                             sterling  28,860,947         sterling  26,805,030       $ 42,678,974


(1) Derived from audited financial statements contained in the Company's Annual Report to Stockholders on Form 20-F for the fiscal year ended December 31, 1999.

                             See accompanying notes

                              TOWNPAGESNET.COM PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                               THREE MONTHS ENDED MARCH 31,
                                                 -----------------------------------------------------------------------------
                                                            1999                           2000                       2000
                                                 -----------------------------------------------------------------------------
                                                                Amounts in pounds sterling                          Amounts in
                                                                                                                    US dollars
Revenues:
                                                   pounds                            pounds
 Advertising revenues                            sterling         21,121           sterling     1,068,287          $ 1,700,927

 Contract revenues and other                                     835,912                           99,595              158,575
 Contract revenues from related parties                          512,548                          356,386              567,438
                                                 -----------------------------------------------------------------------------
      Total revenues                                           1,369,581                        1,524,268            2,426,940


Cost of revenues:
 Maintenance and hosting costs                                    76,352                          325,981              519,027
 Cost of contract revenues and other                             892,921                          161,970              257,889
 Advertising and commission costs                                 19,653                        1,044,917            1,663,717
                                                 -----------------------------------------------------------------------------

      Total cost of revenues                                     988,926                        1,532,868            2,440,633

Gross profit  (loss)                                             380,655                           (8,600)             (13,693)

Operating expenses:
 Sales and marketing                                              85,887                           86,866              138,308
 Research and development                                         15,746                          112,012              178,346
 General and administrative                                      212,317                        1,260,019            2,006,202
 Depreciation                                                     15,987                          229,693              365,717
 Amortization                                                       --                            687,964            1,095,376
                                                 -----------------------------------------------------------------------------
      Total operating expenses                                   329,937                        2,376,554            3,783,949

Income (loss) from operations                                     50,718                       (2,385,154)          (3,797,642)

Interest expense                                                 (42,552)                          (9,968)             (15,871)
Interest income                                                      582                           17,692               28,168
Other income                                                          43                           10,178               16,205
Foreign exchange gain                                               --                             12,135               19,321
Minority Interests                                                  --                            (25,782)             (41,050)
                                                 -----------------------------------------------------------------------------

Income (loss) before income taxes                                  8,791                       (2,380,899)          (3,790,869)

Provision for income taxes                                          --                               --                   --

                                                 -----------------------------------------------------------------------------
                                                   pounds                            pounds
Net income (loss)                                sterling          8,791           sterling    (2,380,899)         $(3,790,869)
                                                 =============================================================================
                                                   pounds                            pounds
Basic and diluted net income (loss) per share    sterling           0.02           sterling         (0.25)         $     (0.40)
                                                 =============================================================================

Shares used in computing basic and
diluted net income (loss) per share                            5,000,000                        9,583,936            9,583,936
                                                 =============================================================================


                             See accompanying notes

                              TOWNPAGESNET.COM PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                     THREE MONTHS ENDED MARCH 31,
                                                               --------------------------------------------------------------------
                                                                        1999                      2000                   2000
                                                               --------------------------------------------------------------------
                                                                        Amounts in pounds sterling                     Amounts in
                                                                                                                       US dollars
                                                                                                                          (Note 1)
CASH FLOWS FROM OPERATING ACTIVITIES                             pounds                     pounds
    Net income (loss)                                          sterling         8,791     sterling     (2,380,900)      $(3,790,869)
    Adjustments to reconcile net loss to net cash
    provided by operating activities:
          Depreciation                                                         15,987                     229,693           365,717
          Amortization of goodwill                                                 --                     687,964         1,095,376
    Changes in operating assets and liabilities:
          Accounts receivable                                                (533,012)                  2,058,873         3,278,139
          Receivable from related party                                            --                     120,148           191,300
          Unbilled receivables                                               (369,828)                         --                --
          Other receivables                                                       200                    (587,288)         (935,080)

          Prepaid expenses and other current assets                          (251,936)                   (339,906)         (541,198)
          Accounts payable                                                    336,956                    (787,091)       (1,253,206)
          Accrued expenses and other liabilities                              (77,271)                   (260,466)         (414,714)
          Accrued interest                                                     42,552                          --                --
          Taxes and social security payable                                    81,848                     470,362           748,911
          Deferred income                                                    (191,583)                    573,916           913,789
          Amounts payable under Web site design agreements                    557,841                     (67,463)         (107,415)
                                                               --------------------------------------------------------------------
Net cash used in operating activities                                        (379,457)                   (282,157)         (449,250)
                                                               --------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
          Purchases of equipment and fixtures                                 (39,140)                   (503,883)         (802,283)
          Purchase of subsidiaries                                                 --                     (21,108)          (33,608)
                                                               --------------------------------------------------------------------
Net cash used in investing activities                                         (39,140)                   (524,991)         (835,891)
                                                               --------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
          Proceeds from debenture loan from shareholder                       430,000                          --                --
          Repayment of overdrafts                                                  --                     (97,888)         (155,857)
          Issuance of note receivable                                              --                     (15,000)          (23,883)
          Proceeds from capital leases                                             --                     501,062           797,791
          Payments on capital lease obligations                                    --                      (7,450)          (11,862)
          Contributions from minority interest                                     --                          --                --
                                                               --------------------------------------------------------------------
Net cash provided by financing activities                                     430,000                     380,724           606,189
                                                               --------------------------------------------------------------------

Net increase in cash and cash equivalents                                      11,403                    (426,424)         (678,951)
Cash and cash equivalents at the beginning of the period                       33,868                     647,035         1,030,208
                                                               --------------------------------------------------------------------
Cash and cash equivalents at the end of the period                pounds                    pounds
                                                                sterling       45,271     sterling        220,611       $   351,257
                                                               ====================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
          Interest paid                                                            --                       9,968       $    15,871
                                                               ====================================================================


                             See accompanying notes

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements apply to the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

The unaudited condensed consolidated financial statements have been prepared by the Company and reflect all adjustments, which consist only of normal recurring adjustments, which are in the opinion of management, necessary for a fair presentation of the interim periods presented. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending December 31, 2000. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. A condensed consolidated statement of comprehensive loss has not been presented because the components of comprehensive loss are not material.

The balance sheet at December 31, 1999 has been derived from the audited financial statements on that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements and notes included herein should be read in conjunction with the Company's audited consolidated financial statements and notes as included in the Company's Form 20-F for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on April 14, 2000.

The financial statements expressed in pounds sterling as of March 31, 2000 were translated into U.S. dollars, solely for the convenience of the reader, at the noon buying rate on March 31, 2000 of pound sterling 1 = $1.5922. These translations should not be construed as representations that the pound sterling amounts actually represent U.S. dollar amounts or that they could be converted into U.S. dollars at the rate indicated or at any other rate.

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's contract revenues are derived principally from services performed under development contracts for the design, coordination and integration of the customer's content and links into the TownPages directory. Fees for these services are recognized as the service is performed. These fees are recognized as revenue once the related activities have been performed and/or the customer's web links are available on the TownPages directory.

Revenues from web site design agreements are recognized using the percentage of completion method, where reliable estimates of costs to complete the contracts are available. If reliable estimates of costs to complete the contracts are not available, the completed contract method is used. There were no unbilled receivables as of March 31, 2000. Unbilled receivables were billed in accordance with billing schedules specified in the contracts to which they relate.

The Company's advertising revenues are derived principally from short-term advertising contracts which are recognized ratably over the term of the contract. Certain advertising contracts contain a guaranteed number of "impressions" (a view of an advertisement by a customer). To the extent that the impression deliveries are falling short of the guarantees, the Company defers recognition of the corresponding revenues.

Subscription revenues are for the set-up of customers on the TownPages directory. These fees are recognized ratably over the term of the subscription period, which is generally one year.

Deferred revenue is primarily comprised of payments received from web site design contracts in advance of revenue recognition and billings in excess of recognized revenue relating to advertising contracts.

CASH AND CASH EQUIVALENTS

The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost, which approximates market value. As of March 31, 2000 the Company's cash equivalents were comprised of pound sterling 220,611 ($321,257) of bank deposits.

GOODWILL

The Company amortizes goodwill from the acquisitions of its subsidiaries on a straight line basis over its estimated economic useful life of five years. Goodwill is included under the caption Intangible Assets.

The Company operates in a highly technological industry with relatively low entry market barriers. Due to the fast moving nature of the Internet market, the Company does not believe that goodwill will have a useful economic life of more than five years. The carrying value of goodwill will continually be reviewed for impairment to ensure that the carrying value of the goodwill does not exceed its recoverable amount.

NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share is calculated using the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We make certain forward-looking statements in this Form 6-K and in documents incorporated by reference in this Form 6-K within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Form 6-K, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made in all of these instances. These forward-looking statements speak as of the date of this Form 6-K.

Various risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements, including the following factors: our change in business strategy; the renegotiation of our contract with NCR Limited; our growth strategies; anticipated trends in the industry; our ability to enter into additional Web site design contracts; our relationships with our customers; general market and economic conditions; our ability to finance our future business requirements; the ability to successfully integrate acquired companies and businesses; management retention and development; changes in Federal and state laws and regulations; as well as the risks, uncertainties and other factors described from time to time in our SEC filings and reports.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

OVERVIEW

We were incorporated in England and Wales on July 31, 1998 under the name TownPages Holdings plc. We acquired all of the share capital of TownPages UK Limited on December 15, 1998. Our name was changed to TownPagesNet.com plc in April 1999.

We successfully completed our initial public offering on May 5, 1999, when we sold American Depositary Shares representing 2,200,000 ordinary shares. The net proceeds from that offering have primarily been used to make strategic acquisitions to enhance our growth and provide working capital to roll out our infrastructure expansion plans.

Our primary subsidiary, TownPages UK Limited, provides new media related services to both consumers and businesses. Its business is divided into four inter-related segments: the TownPages information service which provides comprehensive, up-to-date, locally-focused information about specified towns and cities in the United Kingdom; the TownPages touch-screen kiosks; Web channels and Web site design services; and business-to-business new media services.

Since our initial public offering, we have completed four acquisitions of companies we believe present significant opportunities in addition to offering technologies and/or expertise complementary to our business. The first three acquisitions were of UK companies. The fourth company acquired is a US company.

In July 1999, we completed the acquisition of the WWW.CO.UK Limited group of companies. The WWW.CO.UK Limited companies provide cinema-related services from Web site design through indoor cinema advertising. The acquisition strengthened our sales personnel resources and also provided local community content for our TownPages information service. For the three months ended March 31, 2000, the WWW.CO.UK Limited group of companies contributed pound sterling 605,853 ($964,639) to net revenues.

In September 1999, we completed the acquisition of Morbria Limited and its subsidiaries. Morbria and its subsidiaries provide Web site design, advertising, marketing and communications services. The Morbria acquisition had the effect of doubling our Web site design personnel. For the three months ended March 31, 2000, the Morbria Limited group of companies contributed pound sterling 661,992 ($1,054,024) to net revenues.

In October 1999, we acquired Buyersguide Limited, an Internet-based business-to-government company. For the three months ended March 31, 2000, Buyersguide Limited contributed pound sterling 204,754 ($326,009) to net revenues. Although the first quarter of the year is traditionally the least buoyant as local government sets its budgets each April for the following fiscal year, new business orders were approximately pound sterling 453,000 (approximately $721,000) in the three months ended March 31, 2000 compared to approximately pound sterling 266,000 (approximately $424,000) in the previous quarter, an increase of 70%. For accounting revenue recognition purposes, these advertising contracts are recognized ratably over the term of the contracts, in this case one year terms.

In November 1999, we acquired Research Sales, Inc. Research Sales is an online polling and market research company. Our kiosks and Web site provide additional opportunities for data collection for the Research Sales, Inc. Portrait of America Web site. We also intend to develop a Portrait of the UK Web site with Research Sales that would in turn provide additional content for our TownPages information service. Research Sales, Inc. is still in its infancy and contributed just pound sterling 3,454 ($5,499) to net revenues in the three months ended March 31, 2000.

We have incorporated the results of operations of these subsidiaries for the full quarter ended March 31, 2000. Our stated net loss is after a charge of pound sterling 687,964 ($1,095,376) arising from amortization of goodwill arising from the acquisitions.

We have revised the business strategy of TownPages UK Limited whereby we have scaled back the kiosk roll-out program. As of April 30, 2000, 108 TownPages touch-screen kiosks were installed and operating in various locations throughout the United Kingdom. By the end of July 2000, we plan to install approximately 200 additional free-of-charge kiosks in key towns and cities in the United Kingdom, and across two of the UK's main railway networks. Agreements have been entered into with the local authorities of a number of key cities for the installation of kiosks, including Edinburgh, the capital of Scotland, Belfast, the capital of Northern Ireland, Southampton, a large city in England, and several major London Boroughs/Councils. In addition, an agreement has also been entered into with one UK rail company - Connex South Central, and a letter of intent received from Virgin rail, to make our free-access, locally-focused information service available across their whole railway network, from Southern England to Scotland. These agreements represent the first of a new type of arrangement for our kiosks with commercial third parties which we are now aggressively pursuing, providing us a high-profile base from which to market our services.

As part of this strategic change, greater emphasis is being placed our Web channels and Web site design services. We have entered into approximately 20 channel development contracts. We have refocussed our Web site design services to place more importance on the long term benefits available from e-commerce revenue sharing and similar arrangements, rather than simply the short term revenue derived from the contractual design of the channels. We have therefore, in consultation with our channel partners, re-evaluated the opportunities that exist to commercially exploit the benefits of our new data centers with regard to hosting, e-commerce functionality, intra channel synergy, and the development of multi-channel applications including the ability to become a Payment Solution Provider. As a result, we have spent a considerable amount of time in this first quarter redefining the back-end design of these channels and therefore feel it prudent not to recognize any revenue for the period with regard to the channels. However, the redefinition should significantly reduce the overall cost of developing these sites and result in more sustainable ongoing revenue generation.

As anticipated, we have incurred a net loss for the three months ended March 31, 2000. It is anticipated that we may incur net losses for the foreseeable future as we continue our infrastructure development program. Performance will depend, in part, on the amount and rates of growth in our net revenue from e-commerce and advertising. We expect operating expenses to increase, especially in the areas of corporate governance and sales and marketing including brand promotion. To the extent that these expenses are not accompanied by an increase in net revenue, our business, results of operations and financial condition could be materially adversely affected. We will need to increase our quarterly net revenue to achieve profitability. We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance.

RESULTS OF OPERATIONS

The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of total net revenue.

                                                                        Three months Ended March 31,
                                                                          1999                 2000
                                                                            %                    %
              Revenues:
                                 Advertising revenues                        2%                 70%
                                 Contract and other
                                 revenues                                   61%                  7%
                                 Contract revenues from
                                 related parties                            37%                 23%
                                                                           ---                 ---
              Total Revenues:                                              100%                100%

              Cost of Revenues:
                                 Maintenance and hosting
                                 costs                                       6%                 21%
                                 Cost of contract revenue
                                 & other                                    65%                 11%
                                 Advertising and
                                 commission costs                            1%                 69%
                                                                           ---                 ---
              Total Cost of Revenue:                                        72%                101%
                                                                           ---                 ---

              Gross Profit (loss)                                           28%                (1)%

              Operating Expenses:
                                 Sales and marketing                         6%                  6%
                                 Research and
                                 development                                 1%                  7%
                                 General and
                                 administrative                             16%                 83%
                                 Depreciation                                1%                 15%
                                 Amortization                                -%                 45%
                                                                           ---                 ---
              Total Operating Expenses                                      24%                156%
                                                                           ---                 ---

              Income (loss) from operations                                  4%              (157)%

              Interest expense                                             (3)%                (1)%
              Interest income                                                -%                  1%
              Other income                                                   -%                  1%
              Foreign exchange
              gain                                                                               1%
              Minority Interests                                                               (1)%
                                                                           ===                 ===
              Net profit (loss)                                              1%              (156)%
                                                                           ===                 ===

NET REVENUE

Total net revenue for the three months ended March 31, 2000 was pound sterling 1,524,268 ($2,426,940), an increase of pound sterling 154,687 ($246,293) from revenues of pound sterling 1,369,581 for the three months ended March 31, 1999.

The increase was primarily due to the contribution from our recently acquired subsidiaries. We have not recognized any revenue in respect of the web channels work in Town Pages UK Limited. Of the total net revenues, pound sterling 1,476,053 ($2,350,172) or 97% was derived from these new subsidiary undertakings. We anticipate that revenues will continue to increase in the future as deferred revenue is released into the figures and revenue from our large web contracts is recognized.

ADVERTISING REVENUE

Advertising revenue increased to pound sterling 1,068,287 ($1,700,927) for the three months ended March 31, 2000 from pound sterling 21,121 for the three months ended March 31, 1999.

The increase was mainly due to the inclusion of a full quarter's results from each of the acquisitions. We anticipate that advertising revenues will increase in the future as the advertising focused subsidiaries actively pursue their expansion plans.

CONTRACT REVENUE AND OTHER

Contract and other revenues decreased to pound sterling 455,981 ($726,013), of which pound sterling 356,386 ($567,438) are with a related party, for the three months ended March 31, 2000, from pound sterling 1,348,460 for the three month period ended March 31, 1999.

As described above, during the first quarter of this year we have realigned our web channel development strategy within our Town Pages UK Limited subsidiary principally to target the longer term benefits of e-commerce revenue and hosting opportunities. This necessitates a longer development process. For this reason, we feel it prudent not to recognize any revenues from web channel development during this quarter. The contract revenues for the three months ended March 31, 2000 were therefore derived in their entirety from one of the recently acquired subsidiaries. We anticipate that contract revenues will increase in the future as web channel development undertaken by Town Pages UK Limited is again recognized.

MAINTENANCE AND HOSTING COSTS

Maintenance and hosting costs consist primarily of Internet connection charges, Web site equipment leasing costs, repair and maintenance of equipment and systems, collection, development, and processing for display on the TownPages service of locally-focused content.

Maintenance and hosting costs increased to pound sterling 325,981 ($519,027) for the three months ended March 31, 2000, from pound sterling 76,352 for the three months ended March 31, 1999.

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The increase in maintenance and hosting costs was primarily due to the costs associated with the installation and maintenance of additional TownPages kiosks and hosting costs in respect of channels including the continued development of our data centers. We installed a further 21 kiosks during the quarter and anticipate that these costs will continue to grow in absolute amounts for the foreseeable future as we pursue our expansion plan.


COSTS OF CONTRACT REVENUES AND OTHER

Cost of contract and other revenues consists primarily of certain Web site design and related operating costs.

Cost of contract and other revenues decreased to pound sterling 161,970 ($257,889) for the three months ended March 31, 2000, from pound sterling 892,921 for the three months ended March 31, 1999.

This decrease was attributable to the corresponding revenues not being recognized in respect of the web channel development operations as outlined above.

ADVERTISING AND COMMISSION COSTS

Advertising and commission costs consist primarily of the salaries and related costs, including commission, of direct sales staff.

Advertising and commission costs increased to pound sterling 1,044,917 ($1,663,717) for the three months ended March 31, 2000 from pound sterling 19,653 for the three months ended March 31, 1999.

The increase was due to the direct selling costs with regard to the advertising sales operations of the recently acquired subsidiaries. Unlike the advertising revenue which is deferred over the period of the contract, all direct costs are recognized up front. We would expect these costs to grow in absolute terms in the future as the expansion plans of these subsidiaries are actively pursued.

SALES AND MARKETING EXPENSES

Sales and marketing expenses consist primarily of salaries of marketing personnel, advertising and other marketing related expenses. Sales and marketing expenses also include personnel costs and costs associated with our advertising and telesales campaigns in the United Kingdom.

Sales and marketing expenses increased to pound sterling 86,866 ($138,308) for the three months ended March 31, 2000, from pound sterling 85,887 for the three months ended March 31, 1999.

We anticipate that sales and marketing expenses will increase in the future as we pursue our expansion and branding strategy and hire additional sales and marketing personnel.

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RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include expenses associated with the development of services, products and our Web site, and consist principally of personnel costs. These costs have been charged to research and development expenses as incurred.

Research and development expenses increased to pound sterling 112,012 ($178,346) for the three months ended March 31, 2000, from pound sterling 15,746 for the three months ended March 31, 1999.

The increase in research and development expenses was primarily due to the attendant increases in the number of personnel involved in the development of each of the companies within the group's own web sites, and costs associated with undertaking the expanded web channel development strategy.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting and IT, facilities and legal and other fees for professional services.

General and administrative expenses increased to pound sterling 1,260,019 ($2,006,202) for the three months ended March 31, 2000, from pound sterling 212,317 for the three months ended March 31, 1999.

The increase in general and administrative expenses was primarily due to the inclusion of the recently acquired subsidiaries for the full quarter, and also increases in the number of personnel to support the growth of our business, increases in recruiting costs related to filling key senior executive positions and costs associated with the increase in professional fees required for SEC and general corporate governance compliance purposes. We expect that we will incur additional general and administrative expenses in pounds sterling for the foreseeable future as we hire additional personnel and incur additional expenses related to the growth of the business and our operations as a public company.

DEPRECIATION AND AMORTIZATION EXPENSES

Depreciation and amortization expenses increased to pound sterling 917,657 ($1,461,093) for the three months ended March 31, 2000, from pound sterling 15,987 for the three months ended March 31, 1999.

Of the charge for the three months ended March 31, 2000, pound sterling 687,964 related to amortization of goodwill arising from acquisitions. There was no equivalent in the three months ended March 31, 1999. The increase in the depreciation of fixed assets has principally arisen from the charge on assets acquired with the subsidiaries, the greater number of kiosks purchased and installed, and our data centers. We expect this cost to increase further in the future as we roll out more kiosks and continue to develop our infrastructure.

                                       14
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INTEREST AND OTHER INCOME/EXPENSE, NET

Interest and other income/expenses, net includes income from our cash and investments and expenses related to our financing obligations. Interest and other income, net amounted to pound sterling 17,902 ($28,502) for the three months ended March 31, 2000, compared to a net expense of pound sterling 41,927 for the three months ended March 31, 1999.

The turnaround was primarily due to the repayment of the debenture loan and interest receivable on loans we have advanced from the proceeds of our initial public offering.

FOREIGN EXCHANGE GAIN

The foreign exchange gain amounted to pound sterling 12,135 ($19,321) for the three months ended March 31, 2000. There was no equivalent in the prior year.

The gain resulted from an appreciation in the dollar rate against the pound sterling during the quarter. We do not anticipate similar one off gains or losses in the foreseeable future.

NET LOSS

Due primarily to the realignment of the web channel development strategy and consequent non recognition of revenue from that source, allied to a substantial increase in operating expenses to finance our continued development, increased penetration of existing markets and expansion into additional markets during the three months ended March 31, 2000, as compared to the three months ended March 31, 1999, a net loss of pound sterling 2,380,899 ($3,790,869) was recorded for the three months ended March 31, 2000, as compared to a net profit of pound sterling 8,791 for the three months ended March 31, 1999.

We anticipate that losses may continue to arise on an annual and quarterly basis for the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

Prior to our initial public offering, we financed our operations primarily through loans from Glen Investments, an investment vehicle owned by Kevin Leech, our majority stockholder and one of our directors. On May 5, 1999, we completed our initial public offering of American Depositary Shares representing 2,200,000 shares of our common stock. Proceeds from the offering were pound sterling 10,708,677 ($17,294,512), net of offering costs. At March 31, 2000, we had cash and cash equivalents and short-term investments of pound sterling 220,611 ($351,257) as compared to pound sterling 647,035 at December 31, 1999.

TownPages does not use derivative financial instruments in its investment portfolio. TownPages considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.


                                       15
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Net cash used in operating activities for the three months ended March 31, 2000 and 1999 was pound sterling 303,265 ($482,857) and pound sterling 380,724, respectively. Cash used in operating activities in the quarter ended March 31, 2000 was primarily the result of the substantial operating loss incurred, and a reduction in accounts payable. However, this was offset by a large decrease in accounts receivable and an increase in deferred income generated by the attendant increase in sales activity.

Net cash used in investing activities for the three months ended March 31, 2000 and 1999 was pound sterling 503,883 ($802,283) and pound sterling 39,140, respectively. Cash used in investing activities in this quarter was primarily related to the purchase of further kiosks and the continued development of our data centers.

Net cash provided by financing activities for the three months ended March 31, 2000 and 1999 was pound sterling 478,612 ($762,046), and pound sterling 430,000 respectively. Cash provided by financing activities in the three months ended March 31, 2000 was primarily attributable to a finance lease taken out to fund the purchase of equipment.

If cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders. We may not be able to raise any such capital on terms acceptable to us or at all.

ITEM 3. DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is principally confined to our short-term available-for-sale securities, which have short maturities and, therefore, minimal and immaterial market risk.

EFFECTS OF THE EURO

Under the terms of the Treaty on European Economic and Monetary Union, as of January 1, 1999, the euro was introduced as a common currency among the eleven members of the European Union that are participating in this phase of European Economic and Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until the end of 2001, their exchange rates with the euro are fixed. The euro is now being used for transactions that do not involve payment using physical notes and coins of the participating countries. The individual currencies will be replaced with euro notes and coins at the start of 2002 when all countries participating in the EMU are expected to operate with the euro as their exclusive common currency.

The current government of the United Kingdom has stated that the United Kingdom will not participate in EMU and adopt the euro until after the next general election, at the earliest. We are currently working on the assumption that the next general election will be in 2001 or 2002 and that the United Kingdom will enter the EMU shortly thereafter following confirmation of the government's decision through a referendum.

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We do not currently operate in any countries that have adopted the euro and we therefore do not face a significant currency or competitive exposure to the euro. However, in the future we may expand into a number of these countries.

In the event that the United Kingdom adopts the euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate what these costs might be. Adoption of the euro in the United Kingdom would also create greater transparency between prices offered to our customers in different countries that participate in EMU.

A significant amount of uncertainty exists as to the effect that the euro will have on the marketplace. We are assessing the effect that the euro introduction will have on our internal systems and the sale of our products and services. We expect to take appropriate actions based on the results of this assessment. Currently, we do not believe that the adoption of the euro by eleven countries of the European Union will have an adverse impact on our liquidity or financial condition.

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                                     PART II

OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS
None

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

USE OF PROCEEDS FROM IPO

         On May 5, 1999, the Securities and Exchange Commission declared effective our Registration Statement on Form F-1 (File No. 333-72075). Pursuant to this Registration Statement, we completed our initial public offering of 2,200,000 of our ordinary shares represented by ADSs at an initial public offering price of $10.00 per share. Our initial public offering was managed by Dirks & Company, Inc., J.P. Turner & Company, L.L.C., and Security Capital Trading, Inc.

         Net proceeds to us from our initial public offering, after calculation of the underwriters' discount and commission of $1,870,000 and offering expenses of $2,835,488, totaled $17,294,512. Of these expenses, $33,315 was paid to C W Fellowes Limited, for professional services rendered in connection with the offering, a company whose shareholders include Simon Ward, one of our directors. No other expenses incurred in our initial public offering were direct or indirect payments to our directors, officers, general partners or their associates, to persons owning ten percent or more of any class of our equity securities or to our affiliates.

         From the net proceeds of the offering, $2,584,000 was paid to retire indebtedness owed by us to a company controlled by Kevin R. Leech, our majority stockholder and one of our directors.

         As of March 31, 2000, we have used the remainder of the proceeds. In connection with the acquisition of WWW.CO.UK Limited, we paid a cash consideration of approximately $2,422,000, extended a loan to the sellers of approximately $2,059,000 and paid the sellers approximately $363,000 in the form of an additional loan. The loans are to be repaid upon registration of the ordinary shares issued to the WWW sellers. A loan of approximately $2.75 million was paid in connection with the acquisition of Morbria to retire that company's indebtedness to a bank. The majority stockholder of Morbria was an investment company owned by Kevin R. Leech, our majority stockholder and one of our directors. Approximately $1.1 million has been advanced to Research Sales, Inc. as working capital loans to enable it to accelerate its start up operations and build its infrastructure. The remaining $6 million was used to purchase equipment to support the growth of our business including the development of our own data center and the procurement of kiosks, the expansion of in-house resources to support our Web site solutions division including the rental of additional premises, and other general corporate purposes.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES
None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
None


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ITEM 5. OTHER INFORMATION
None

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

(a) Exhibits

Exhibit Number                 Description
--------------                 -----------
27.1                           Financial Data Schedule

(b) Reports on Form 6-K

         On April 14, 2000, the Company filed a report on form 6-K reflecting the pro forma effect of certain acquisitions made during fiscal 1999 by the Company.



                                  Exhibit Index

           Exhibit Number                        Description
           --------------                        -----------
              27.1                       Financial Data Schedule*

----------------
* filed herewith

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned thereto duly authorized.

Dated:   May 17, 2000

                                   REGISTRANT:
                                   TOWNPAGESNET.COM PLC



                                   By: /s/ Richard I. Walker
                                       ---------------------
                                       Richard I. Walker
                                       Chief Financial Officer



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